Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is entered into April 30, 2013 (the “Closing Date”), by and among REDWALL TECHNOLOGIES, LLC, an Ohio limited liability company (“Purchaser”), PCTEL SECURE LLC, a Delaware limited liability company (“Seller”), and PC-TEL, INC., a Delaware corporation and sole member of Seller (“Member”).

RECITALS

Seller is in the business of providing data, software, or specialized hardware products to defend against or to install malware, and the development of said malware, and creating multi-persona operational capabilities (“Business”).

Purchaser desires to purchase certain assets of Seller used in the Business, and Seller desires to sell such assets, all on the terms and conditions set forth herein.

1. PURCHASE AND SALE OF ASSETS. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase, and Seller agrees to sell, assign, transfer and convey to Purchaser at the Closing (as defined below), all of Seller’s right, title, and interest in and to the following assets of Seller, used in the Business (collectively, the “Acquired Assets”):

1.1 Personal Property. All personal property used in the Business that is specifically identified on Exhibit 1.1 (collectively, the “Personal Property”).

1.2 Books and Records. A copy of the Financial Statements (as such term is defined in Section 5.5), correspondence with the United States Patent and Trademark Office (“USPTO”), customer lists and leads, files pertaining to patent and trademark applications, and employment records of Eric Üner (collectively, the “Books and Records”).

1.3 Intellectual Property and Software. All Intellectual Property identified on Exhibit 1.3 and only such Intellectual Property (the “Acquired Intellectual Property”). Purchaser acknowledges that the Acquired Intellectual Property excludes any mark containing the name “PCTEL” or logo containing such name. “Intellectual Property” means any of the following in any jurisdiction throughout the world: (a) trademarks, service marks, trade dress, trade names, whether registered or unregistered, and registrations and applications for registration in connection therewith; (b) copyrights, whether registered or unregistered, and copyrightable works, and registrations and applications for registration in connection therewith; (c) patents, patent applications, and any continuations, continuations-in-part, divisions, divisionals, extensions, re-issues or re-examinations in connection therewith; (d) mask works, and registrations and applications for registration in connection therewith; and (e) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable), know-how, manufacturing and production processes and techniques, if any, research and development information, research in progress, drawings, specifications, designs, plans, proposals, and technical data. “Software” means ProsettaCore™, ProsettaClient, ProsettaInit, ProsettaCore runtimes and the associated Policy Editor, Policy Server, Policy Library, Prosetta Weaver, and the source code, object code, software development kits, developers notes, wikis and manuals relating thereto.

1.4 Goodwill. All goodwill associated with the Business; provided that Purchaser acknowledges that there is no goodwill in the Acquired Assets on an accounting or tax basis as of the Closing Date.

2. EXCLUDED ASSETS. Except for the Acquired Assets, Purchaser will not acquire any of the other assets of Seller.

3. EXCLUDED LIABILITIES. Purchaser shall not assume or be or become liable for any liabilities or obligations of Seller of any kind or character, whether currently existing or hereafter arising, known or unknown, absolute, contingent, or otherwise (including, without limitation, state, federal and local tax obligations, employee benefits or other employee-related liabilities, warranty obligations, and liabilities arising under any environmental law) (collectively, the “Excluded Liabilities”).

4. CONSIDERATION AND ALLOCATION.

4.1 Purchase Price. The purchase price for the Acquired Assets shall be Royalties (as hereinafter defined), if any, not to exceed Ten Million Dollars ($10,000,000).

4.2 Royalties. Subject to the terms and conditions set forth in Section 4.3 below, Purchaser, including any successor thereto, shall pay Seller seven percent (7%) of the Net Sales Price (as defined below) of each sale or license of Software and provision of services relating to the Software (each a “Royalty”). “Net Sales Price” means the gross sales price (or license fee) less (i) taxes, and less (ii) shipping, handling, or other similar delivery charges. Purchaser shall remit Royalties within forty-five (45) days of the calendar quarter’s end in which Purchaser receives payment.

4.3 Option to Continue Royalty or Terminate Royalty Obligations.

(a) In the event of a Change of Control of Purchaser, Purchaser shall have the option to: (i) have the successor continue paying the Royalties to Seller, provided that Purchaser shall remain liable for Royalties owed but not paid by successor, or (ii) terminate the obligation to pay Royalties pursuant to Section 4.1 and 4.2 by paying Seller the Royalty Termination Payment which shall not exceed Ten Million Dollars. The “Royalty Termination Payment” is the amount indicated on the chart below corresponding to the gross proceeds received by Purchaser in the Change of Control transaction less any Royalties previously received by Seller:

Gross Proceeds of Transaction	Royalty Termination Payment
Up to $10 million	30%
$10 million to $24 million	$3 million
Greater than $24 million	12.5%

For example, if Seller has received $1,500,000 in Royalties when Purchaser sells all its assets for $50,000,000, then Seller would receive a Royalty Termination Payment of $4,750,000 [i.e., (12.5% of $50,000,000) less $1,500,000].

The Royalty Termination Payment must be made on the day of receipt by Purchaser of the proceeds of the Change of Control transaction. “Change of Control” means (A) any acquisition of the Purchaser by means of merger, consolidation, or other form of corporate reorganization in which at least 50% of the outstanding equity or voting control of the Purchaser is exchanged for money, securities or other consideration, (B) a sale of all or substantially all of the assets of the Purchaser for money, securities or other reasonable consideration, or (C) any other transaction or series of related actions by the Purchaser or equity holders of the Purchaser in which the equity holders of the Purchaser immediately prior to such transaction or series of transactions do not own a majority of the outstanding equity of the Purchaser immediately following such transaction or series of transactions.

(b) For a period commencing on the Closing Date and ending six (6) months following the date on which Purchaser has paid the maximum amount of Royalties or made the Royalty Termination Payment as set forth above, Seller reserves the right to audit Purchaser’s books and records as necessary to determine Purchaser’s compliance with Sections 4.1 and 4.2. Any such audit shall be conducted upon reasonable advance notice, during normal business hours, at Purchaser’s facilities and shall not unreasonably interfere with Purchaser’s business activities. Purchaser shall provide such auditors with any assistance that they may reasonably require. Seller shall pay for any such audit unless an audit reveals an underpayment by Purchaser greater than five percent (5%), in which case Purchaser shall reimburse Seller for the cost of the audit and any subsequent audits. Seller agrees and acknowledges that given the potentially sensitive nature of the transactions (e.g. sales to governmental entities), certain information may have to be redacted during any such audit, but all redactions shall be limited to those required by law or by the regulations of a United States governmental agency, a copy of which shall be provided to Seller. All references in this Section 4.3(b) shall apply to Purchaser’s successor in the event of an election under Section 4.3(a)(i) for the successor to continue to pay Royalties.

4.4 Taxes and Other Charges. Seller shall pay all income, sales or other taxes arising out of the sale of the Acquired Assets.

4.5 Allocation. The Purchase Price will be allocated among the Assets in the manner required by Section 1060 of the Internal Revenue Code and in accordance with Exhibit 4.5, which allocation shall be used by the Purchaser and the Seller in the preparation of their respective income tax returns (“Tax Allocation”). In any proceeding related to the determination of any tax, neither Purchaser nor Seller will contend or represent that such allocation is not a correct allocation.

5. REPRESENTATIONS AND WARRANTIES OF SELLER. For the purpose of inducing the Purchaser to purchase the Acquired Assets, Seller and Member, jointly and severally, represent and warrant to Purchaser as follows as of the Closing Date:

5.1 Organization and Qualification. Seller is a limited liability company validly existing and in good standing under the laws of the State of Delaware. Seller and Member, as applicable, have full power and authority to conduct the Business, to own, license, or lease the Acquired Assets, and to consummate the transactions contemplated by this Agreement and each other agreement which is contemplated hereby to be executed and delivered by Seller or the Member (collectively, the “Seller Agreements”). Seller is duly qualified to do business and is in good standing in each jurisdiction in which it does business. This Agreement and the Seller Agreements, as applicable, have been duly approved by the Member, and Seller has taken all other action, if any, required by its Certificate of Formation, the Amended and Restated Limited Liability Company Agreement of PCTEL Secure LLC (the “Operating Agreement”), or otherwise to authorize the execution and consummation of this Agreement and the Seller Agreements. This Agreement and the Seller Agreements, when executed, will constitute the valid and legally binding obligations of Seller and Member, as applicable, enforceable in accordance with their terms. A complete and accurate copy of Seller’s Certificate of Formation and Operating Agreement currently in effect is attached hereto as Exhibit 5.1.

5.2 No Conflict With Other Agreements or Laws. The execution and consummation by Seller and Member, as applicable, of this Agreement and the Seller Agreements will not (a) violate any instrument, agreement, judgment or decree to which Seller or Member is a party, or by which Seller, Member, or any of the Acquired Assets are bound, (b) be in conflict with, result in a breach of or constitute (with giving of notice or lapse of time or both) a default under any such instrument, agreement, judgment or decree, or (c) result in the creation or imposition of any lien upon Seller or the Acquired Assets.

5.3 Capitalization. All of the membership interests of Seller are owned by the Member and have been validly authorized and issued, and are fully paid and non-assessable. No other equity of any class or preference is issued or outstanding. Seller has not issued any instrument convertible into or exchangeable for any equity. There are no commitments or plans by Seller to issue any additional equity, or to pay any distributions, or to purchase, redeem, or retire any outstanding membership interests.

5.4 Subsidiaries and Affiliates. Seller has no subsidiaries and is not a partner or participant in any partnership or joint venture or other arrangement of any kind.

5.5 Financial Statements and Detailed Accounts Payable. Attached hereto as Exhibit 5.5 are the financial statements (balance sheet, income statement, and statement of cash flow) of Seller for the years ending December 31, 2011, December 31, 2012, and the 2013 interim financial statements of the Seller through March 31, 2013 (collectively, the “Financial Statements”). The Financial Statements (i) are true, correct, and complete, (ii) present fairly the financial position of Seller as of the dates indicated, and (ii) have been prepared in accordance with generally accepted accounting principles. Except for those liabilities identified on Seller’s March 31, 2013 Balance Sheet, Seller has no material liability or obligation, whether accrued, absolute, contingent or otherwise.

5.6 Title to Acquired Assets. Effective as of Closing, Seller has good and marketable title to all of the Acquired Assets, free and clear of all liens, claims, charges, security interests and other encumbrances of any kind or any nature. There are no existing agreements, options, commitments, limitations, or rights with, of, or to any person to acquire any of the Acquired Assets or any right or interest therein.

5.7 Insurance. Seller is not in default regarding the provisions of any insurance policy covering the Acquired Assets, and has not failed to give any notice or present any material claim required under any such policy in due and timely fashion. Seller has not, during the past three (3) years, been denied or had revoked or rescinded by any carrier any policy of insurance or made any claims under any insurance policy pertaining to the Acquired Assets. There are no outstanding requirements or recommendations by any current insurer or underwriter with respect to the Acquired Assets, which requires or recommends changes in the conduct of the Business, or requires any repairs or other work to be done to any of the properties, assets, or operations of Seller.

5.8 Governmental Approval and Consents. No governmental licenses, permits or other governmental authorizations are required to permit the operation of the Business as presently conducted in Illinois under all applicable laws, rules or regulations. No authorization, consent, approval, designation or declaration by, or filing with, any public body, governmental authority, bureau or agency is necessary or required as a condition to the validity of this Agreement or the Seller Agreements.

5.9 Employee Benefit Plans. Seller’s workers’ compensation, unemployment compensation, pension, profit sharing or other employee agreements or plans will not result in any liability to Purchaser.

5.10 Condition of Acquired Assets. Each item of Personal Property is in good operating condition and repair, has no material defects, is suitable for the use to which it has been put by Seller and is in compliance with all applicable laws, rules and regulations. The Books and Records are correct and complete in all material respects.

5.11 Intellectual Property, Licenses and Seller Software.

(a) Exhibit 5.11(a) lists all Intellectual Property, whether registered or unregistered, used in the Business. The filings related to the registrations for the Acquired Intellectual Property that have been made to date are listed on Exhibit 5.11(a) and the fees related thereto have been timely filed with and paid to the relevant governmental authorities and authorized registrars. Seller has provided Purchaser with true and complete copies of file histories of patent applications and trademarks filed with the USPTO, trade mark registration certificates, USPTO office actions, and correspondence with the USPTO related to Acquired Intellectual Property.

(b) Except as set forth in Exhibit 5.11(b), Seller owns all right, title and interest in and to the Acquired Intellectual Property, free and clear of all liens and encumbrances of any kind. Without limiting the generality of the foregoing, Seller has entered into binding, written agreements with every current and former employee of Seller, and with every current and former independent contractor, whereby such employees and independent contractors (i) assign to Seller any ownership interest and right they may have in the Acquired Intellectual Property; (ii) acknowledge Seller’s exclusive ownership of the Acquired Intellectual Property; and (iii) agree to keep confidential all trade secrets and other confidential information of Seller. Seller has provided Purchaser with true and complete copies of all such agreements. Seller is in full compliance with all legal requirements applicable to the Acquired Intellectual Property and Seller’s ownership and use thereof.

(c) Exhibit 5.11(c) lists all Intellectual Property licenses (open source or otherwise) of the Seller used in connection with the Software. Seller has provided Purchaser with true and complete copies of all such Intellectual Property licenses. Seller is in full compliance with the terms and conditions of such Intellectual Property licenses. Exhibit 5.11(c) also contains a complete and accurate list of all open source code used in the Software and the corresponding open source license to which it pertains.

(d) To Seller’s knowledge, except as set forth in Exhibit 5.11(c), the Software is not derived from, distributed with, or is being or was developed using open source code that is licensed under any terms that impose or could impose any other material limitation, restriction, or condition (including having to provide proprietary source code to the applicable open source community) on the right or ability of Purchaser to use or distribute Seller’s Software.

(e) Seller has not received any communication, and no action has been instituted, settled or, to Seller’s knowledge, threatened that alleges any such infringement, violation or misappropriation, and none of Seller’s Intellectual Property, Intellectual Property licenses, or Software is subject to any outstanding governmental order.

(f) Exhibit 5.11(f) lists all licenses, sublicenses and other agreements currently in effect pursuant to which Seller grants rights or authority to any person or entity with respect to any Acquired Intellectual Property or Intellectual Property licenses. Seller has provided Purchaser with true and complete copies of all such agreements. All such agreements are valid, binding and enforceable between Seller and the other parties thereto, and Seller and such other parties are in full compliance with the terms and conditions of such agreements. To Seller’s knowledge, no person or entity has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any Acquired Intellectual Property of Seller.

(g) To the best of Seller’s knowledge, the Software (including firmware and other software embedded in hardware devices) does not intentionally contain any bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of date data) that materially and adversely affects the use, functionality, or performance of such software. To the best of Seller’s knowledge, the Software does not intentionally contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(h) No source code for the Software has been delivered to or made available to any escrow agent.

5.12 Compliance with Laws. To the extent relevant to the Business, Seller has complied with, and all of the Acquired Assets are in compliance with, all applicable United States federal and Illinois state laws, regulations, covenants, restrictions and ordinances, and the restrictions and terms and conditions of any licenses, permits, certificates and authorizations granted to Seller, including, but not limited to, those involving data privacy and export control.

5.13 Environmental Laws. Seller has complied with all laws, rules, regulations, ordinances, orders or decrees applicable to the Acquired Assets relating to environmental protection or conservation. Seller has not entered into or received any consent decree, compliance order or administrative order involving the Acquired Assets and relating to environmental protection or conservation. Seller is not in default concerning, nor is Seller subject to, any judgment, order, writ, injunction or decree of any federal, state or municipal court or other governmental authority, domestic or foreign, involving the Acquired Assets and relating to environmental protection or conservation. There are no formal or informal complaints, claims, or investigations pending or, to Seller’s knowledge, threatened by any governmental authority, municipality, community, citizen or other entity, nor does Seller believe or have reasonable grounds to believe that any such complaints, claims, or investigations will be brought involving the Acquired Assets and relating to environmental protection or conservation. Seller has all permits, licenses, approvals, consents and authorizations involving the Acquired Assets and relating to environmental protection or conservation, which are required under federal, state or local laws, rules and regulations. There has not been any release, threatened release, disposal, burial or placing of any hazardous or toxic substances, pollutants, contaminants, petroleum or gas products (including without limitation, varnishes, solvents, crude oil or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas or synthetic gas usable for fuel), into or on the environment (as any of such terms may be defined under federal, state or local laws, rules or regulations) at any facility or site occupied by Seller in connection with the Acquired Assets to which such substances from Seller may have been taken at any time in the past. No known lien or encumbrance has arisen or will arise with respect to any of the Acquired Assets under federal, Illinois state or local laws, rules or regulations as they relate to environmental protection or conservation.

5.14 Litigation. There are no claims, charges, arbitrations, grievances, actions, suits, proceedings, investigations, judgments, settlements, or orders pending or to the best of Seller’s knowledge, threatened against or affecting Seller that would potentially have an adverse effect on the Business or any of the Acquired Assets, at law or equity or admiralty, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, whether or not fully covered by insurance (“Litigation”). Seller is not in default concerning any order, writ, injunction or decree of any federal, state, municipal court or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, affecting the Acquired Assets or the Business, and there are no complaints or any investigations pending, threatened against or affecting any Seller, the Business, or the Acquired Assets by any state or federal governmental agency, department or instrumentality.

5.15 Absence of Changes. Since March 31, 2013, there has not been any undisclosed transaction or occurrence in which Seller: (a) suffered any material adverse change in the Acquired Assets, nor has there been any event which has had or may reasonably be expected to have, a material adverse effect on the foregoing; (b) engaged in any transaction or activity other than in the ordinary course of business; (c) incurred any material lien, encumbrance, or claim upon any of the Acquired Assets (except for any lien with respect to Taxes (as defined below) not yet due and payable); (d) paid any undisclosed bonus to or granted any undisclosed increase in the rates of pay or any undisclosed increase in the pension, retirement or other benefits of its members, employees or contractors; (e) introduced any new method of accounting or made any change in any material method of accounting; (f) suffered any material casualty loss (whether or not insured against); (g) entered into any collective bargaining or labor agreement or experienced any labor dispute; or (h) loaned or advanced any undisclosed amounts to a member, manager, officer, director, employee or contractor of Seller, or sold, leased, or transferred any assets to, or entered into any other material agreement with any such party.

5.16 Labor Matters. Exhibit 5.16(a) contains a complete and accurate list of all past and present employees and independent contractors employed or engaged by Seller. Seller is not a party to, nor does Seller have obligations under, any agreement, collective bargaining or otherwise, with any party regarding the salary, rates of pay or working conditions of any of the employees of Seller, nor is Seller obligated under any agreement to recognize or bargain with any labor organization or on behalf of employees of Seller or restricted from terminating any employee at will. Seller is in compliance with all applicable federal and state laws and regulations relating to the employment of employees, including, without limitation, provisions thereof relating to wages, bonuses, hours of work, working conditions, employee health and safety and the payment of Social Security taxes, and there are no pending or threatened claims with respect thereto. Seller is not liable for any unpaid wages, bonuses or commissions or any tax, penalty, assessment or forfeiture for failure to comply with any of the foregoing.

5.17 Contracts. Except for the licenses set forth in Exhibit 5.11, all oral and written contracts, leases, commitments, and open orders of Seller are listed on Exhibit 5.17 (“Contracts”). There are no existing defaults or events of default, real or claimed, or events which with notice or lapse of time or both would constitute defaults, the consequences of which, severally or in the aggregate, would have an adverse effect on the Acquired Assets.

5.18 Taxes. Seller (i) has properly filed all foreign, federal, state, and local tax returns, statements, or other filings required of Seller (collectively, the “Returns”) with respect to any foreign, federal, state, or local taxes, assessments, interest, penalties, fees or other governmental impositions, including, without limitation, income, franchise, sales, use, excise, withholding, unemployment, workers’ compensation, property, intangible, and transfer taxes (collectively, “Taxes”) related to or arising in whole or in part out of the operation of the Business or any of the Acquired Assets, and such Returns are true and correct in all material respects; and (ii) paid all Taxes due, whether or not reflected on the Returns, including penalties and interest in respect thereof, if any. Seller is not presently under, nor has it received notice of, any contemplated investigation or audit by the Internal Revenue Service or any state or local agency concerning any fiscal year or period ended prior to the date hereof. All Taxes required to be withheld on or prior to the Closing Date have been properly withheld and, if required on or prior to the Closing Date, have been deposited with the appropriate governmental agency. Except for liens for Taxes accrued but not yet due and payable, no liens exist on any of the Acquired Assets with respect to Taxes.

5.19 Broker. No broker, finder or investment banker, other than Wunderlich, is entitled to any brokerage or finder’s fee or other commission from Seller or Member in connection with the transactions contemplated hereby based on the arrangements made by or on behalf of Seller or Member.

5.20 Correctness of Representations. No representation or warranty of Seller or Member, as applicable, in this Agreement, the Seller Agreements, or in any statement, certificate or Exhibit furnished pursuant hereto, or in connection with the transactions contemplated hereby, contains any untrue statement of fact or omits to state, or on the Closing Date, will contain any untrue statement of material fact or will omit to state, any fact necessary in order to make the statements contained therein not misleading, and all such statements, representations, warranties, certificates, and Exhibits shall be true and complete in all material respects on and as of the Closing Date as though made on that date.

6. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Seller as follows as of the Closing Date:

6.1 Organization and Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Ohio.

6.2 Power and Authority. Purchaser has the power and authority to execute and deliver this Agreement and the other agreements to be executed or delivered by it at Closing (collectively, “Purchaser Closing Documents”), to perform its obligations under the Purchaser Closing Documents, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of the Purchase Closing Documents has been duly and validly authorized by the Purchaser, and Purchaser has taken all action required by law, its Articles of Organization, its Operating Agreement dated March 7, 2013 (the “Purchaser Operating Agreement”), or otherwise to authorize the execution and delivery of the Purchase Closing Documents and to consummate the transactions contemplated hereby. The Purchaser Closing Documents constitute the valid and binding agreements of Purchaser, enforceable in accordance with their respective terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ right generally. The execution and delivery of the Purchase Closing Documents by Purchaser does not, and the consummation of the transactions contemplated hereby and thereby will not, violate any provisions of its Articles of Organization or Purchaser Operating Agreement or require any authorizations, consents, or approvals of any governmental authority or other entity in order to consummate the transactions contemplated by this Agreement.

6.3 Litigation. There is no suit, action, proceeding, claim or investigation pending, or, to Purchaser’s knowledge, threatened, against Purchaser which would prevent Purchaser from consummating the transactions contemplated by this Agreement or paying Royalties or the Royalty Termination Payment, if any, as due pursuant to this Agreement. The execution and delivery of this Agreement or the Purchaser Closing Documents and the consummation or performance of the transactions contemplated hereby and thereby will not afford any Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under any contract, agreement or federal, state, local administrative order, law, or regulation to which Purchaser may be subject.

6.4 Broker. No broker, finder or investment banker is entitled to any brokerage or finder’s fee or other commission from Purchaser in connection with the transactions contemplated hereby based on the arrangements made by or on behalf of Purchaser.

6.5 Disclosure. No representation or warranty of Purchaser in this Agreement omits to state a material fact necessary to make the statements herein, in light of the circumstances in which they were made, not misleading.

7. RESERVED.

8. CONDITIONS TO CLOSING.

8.1 Conditions to Purchaser Closing. The obligation of Purchaser to consummate this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions, all or any of which may be waived, in whole or in part, by Purchaser in writing. The following conditions are solely for the benefit of Purchaser, and the non-occurrence of any one of them shall not give Seller the right to avoid its obligations under this Agreement.

(a) The representations and warranties made by Seller in Section 5 hereof shall be true and correct in all material respects on the Closing Date.

(b) No proceeding, investigation, or legislation shall have been instituted, threatened or proposed before any court, governmental agency or legislative body to enjoin, or prohibit, or to obtain substantial damages in respect of this Agreement, or which is related to Seller, the Acquired Assets, or which arises out of the Business, which, in the reasonable judgment of Purchaser, would make it inadvisable to consummate the transactions contemplated by this Agreement.

(c) Purchaser shall have received to its reasonable satisfaction a true and correct copy of each consent, waiver, release or approval required to make all the transfers and assignments required to be made pursuant to this Agreement. In the event the Purchaser closes without all the foregoing consents, Seller agrees to assist Purchaser, without further compensation, in obtaining any such consents after the Closing.

(d) As of Closing, there are no outstanding judgements or liens against the Seller or Acquired Assets for which Seller has not provided release letters.

(e) Purchaser shall have completed its due diligence review of the Acquired Assets and the Business with results satisfactory to Purchaser.

(f) Seller and Member shall have delivered to Purchaser all such certificates, dated as of the Closing Date, as Purchaser shall reasonably request to evidence the fulfillment by Seller, or other satisfaction as of the Closing Date, of the terms and conditions of this Agreement.

(g) Purchaser shall have entered into a noncompetition agreement with Seller and the Member in substantially the form attached hereto as Exhibit 8.1(h) (“Noncompetition Agreement”).

(h) On the Closing Date, Purchaser (or Purchaser’s majority owner) will have entered into an employment arrangement with Eric Uner.

(i) Purchaser shall have received executed copies of all documents described in Section 9.2 which are to be executed by Seller or Member.

8.2 Conditions to Seller and Member Closing. The obligation of Seller and Member to consummate this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions, all or any of which may be waived, in whole or in part, by Seller and Member in writing. The following conditions are solely for the benefit of Seller and Member, and the non-occurrence of any one of them shall not give Purchaser the right to avoid its obligations under this Agreement.

(a) The representations and warranties made by Purchaser in Section 6 hereof shall be true and correct in all material respects on the Closing Date.

(b) No proceeding, investigation, or legislation shall have been instituted, threatened or proposed before any court, governmental agency or legislative body to enjoin, or prohibit, or to obtain substantial damages in respect of this Agreement, which, in the reasonable judgment of Seller or Member, would make it inadvisable to consummate the transactions contemplated by this Agreement.

(c) Seller shall have received executed copies of all documents described in Section 9.2 which are to be executed by Purchaser.

9. CLOSING.

9.1 Time and Place. The closing of the transactions contemplated hereby (the “Closing”) shall be held remotely by fax and/or .pdf on the Closing Date.

9.2 Deliveries at the Closing. At the Closing, the applicable party or parties shall deliver the following:

(a) Such agreements and bills of sale, titles, deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer as are provided for herein, any documents or other agreements required pursuant to Section 8 hereof, and any other instruments in form and substance reasonably satisfactory to Purchaser as shall be effective to vest in Purchaser good and marketable title, along with all of Seller’s other rights with respect to the Acquired Assets, free and clear of all liens, charges, encumbrances, pledges, trusts or claims of any nature. By way of example, and not limitation, the foregoing shall include the following:

(i) Seller shall execute a Bill of Sale in substantially the form attached hereto as Exhibit 9.2(a)(i) (“Bill of Sale”).

(ii) Seller shall execute trademark assignment agreements and patent assignment agreements in a form reasonably satisfactory to Purchaser.

(iii) Seller and Member shall deliver the Noncompetition Agreement.

(iv) Seller and Member shall deliver all necessary resolutions (manager, director, equity owner, etc.) approving this Agreement and the other agreements contemplated hereby.

(v) Purchaser shall deliver all necessary resolutions (manager, director, equity owner, etc.) approving this Agreement and the other agreements contemplated hereby.

(b) Consents, Releases, Approvals and Waivers. A true and correct copy of each consent, release, approval and waiver necessary for the transfer of the Acquired Assets to Purchaser free and clear of all liens, claims, or encumbrances whatsoever, or otherwise required for the execution of this Agreement and the consummation of the transactions contemplated hereby or appropriate letters of release.

(c) Certificates of Good Standing. Seller and Member shall deliver certificates of good standing dated not earlier than ten days prior to Closing.

10. FURTHER ASSURANCES AND LICENSE. From and after the Closing, Seller agrees, without further consideration, to execute and deliver promptly to Purchaser such further assignments, endorsements and other documents, and to take all such further actions, as Purchaser may from time to time reasonably request with respect to the assignment, transfer and delivery to Purchaser of the Acquired Assets, and the consummation in full of the transactions provided for herein.

Seller hereby grants Purchaser a royalty-free license for a period of three (3) years from the Closing to use the PCTEL Secure name and logo in marketing material to provide historical background of the development of the Software. The marketing material shall make it clear that neither Seller nor Member is currently marketing the Software.

11. EMPLOYEE MATTERS. Effective as of the Closing Date, Member hereby accepts the resignation of Eric Uner and releases any applicable restrictive covenants in order to enable Purchaser (or Purchaser’s majority owner) to hire him without restriction. Purchaser shall not assume any liabilities and obligations of Seller resulting from termination of any of Seller’s or Member’s employees (including without limitation any liability under the Workers Adjustment and Retraining Notification Act). This Section shall not limit Seller’s retention of any liability to employees, former employees, former independent contractors, and, where applicable, their dependents, who become eligible for COBRA or other termination-related payments or benefits.

12. TERMINATION. This Agreement may be terminated (a) by the mutual consent of Purchaser and Seller; (b) by Purchaser if the conditions in Section 8.1 have not been satisfied in full or previously waived in writing at or prior to the Closing Date or such later date as may be agreed upon by the parties hereto; or (c) by Seller or Member if the conditions in Section 8.2 have not been satisfied in full or previously waived in writing at or prior to the Closing Date or such later date as may be agreed upon by the parties hereto. If this Agreement is terminated pursuant to this Section, all obligations of the parties hereunder shall terminate without any liability or obligation of either party to the other.

13. INDEMNIFICATION. For the purposes of this Section 13, the terms “Loss” and “Losses” shall mean any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including without limitation, interest, penalties and reasonable attorneys’ and other professional fees and expenses.

13.1 Agreement of Seller and Member to Indemnify Purchaser. Seller and Member, jointly and severally, hereby agree to indemnify, defend and hold harmless Purchaser from, against, for and in respect of any and all Losses asserted against, relating to, imposed upon or incurred by Purchaser by reason of, resulting from or based upon: (a) the breach or partial breach of any representation, warranty, covenant or agreement of Seller or Member contained in or made pursuant to this Agreement, Seller Agreements, or in any certificate furnished by Seller or Member in connection with the execution and delivery of this Agreement or (b) any Excluded Liability.

13.2 Agreement by Purchaser to Indemnify Seller and Member. Purchaser hereby agrees to indemnify, defend and hold harmless Seller and Member from, against, for and in respect of any and all Losses asserted against, relating to, imposed upon or incurred by Seller or Member by reason of, resulting from or based upon the breach or partial breach of any representation, warranty, covenant or agreement of Purchaser contained in or made pursuant to this Agreement or in any certificate furnished by Purchaser in connection with the execution and delivery of this Agreement.

14. SURVIVAL OF REPRESENTATIONS, WARRANTIES COVENANTS AND AGREEMENTS. All statements contained in any document, certificate or other instrument delivered by or on behalf of Seller or Member, shall be deemed representations and warranties hereunder by Seller or Member. All representations, warranties, covenants and agreements in this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby for a period of eighteen (18) months; except for (a) a breach of the representations and warranties set forth in Sections 5.1, 5.2, 5.3, 5.4, 5.6, 5.11, 6.1, and 6.2 which shall survive for three (3) years; and (b) fraud or a breach of the representations and warranties set forth in Sections 5.13 and 5.18, which shall survive until the expiration of the applicable statute of limitations.

15. EXPENSES. All expenses incurred by the parties hereto in connection with or related to the authorization, preparation and execution of this Agreement and the Closing of the transaction contemplated hereby shall be borne solely by the party which has incurred the same.

16. MISCELLANEOUS.

16.1 Notice. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered by hand or mailed by first class registered or certified mail, return receipt requested, first class postage prepaid, or by reputable express courier, as follows:

(a)	If to Seller or Member to:

PCTEL, Inc.

471 Brighton Drive

Bloomingdale, IL 60108

Attention: General Counsel

(b)	If to Purchaser to:

Redwall Technologies, LLC

3685 Olde Willow Drive

Beavercreek, OH 45431

Attn: John Rosenstengel

Any party may change the address to which notices are to be sent to it by giving written notice of such change of address to the other parties in the manner above provided for giving notice. If delivered personally, the date on which a notice, request, instruction or document is delivered shall be the date on which such delivery is made, and if delivered by mail, the date on which such notice, request, instruction or document is received shall be the date of delivery.

16.2 Headings; Exhibits. The Section, Subsection, and other headings in this Agreement are inserted solely as a matter of convenience and for reference, and are not a part of this Agreement. The Exhibits attached hereto are incorporated by reference herein in their entirety and shall constitute a material part of this Agreement for all purposes.

16.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one counterpart has been signed by each party and delivered to the other party hereto.

16.4 Integration of Agreement. This Agreement supersedes all prior agreements, oral and written, between the parties hereto with respect to the subject matter hereunder. Neither this Agreement, nor any provision hereof, may be changed, waived, discharged, supplemented or terminated orally, but only by an agreement in writing signed by the party against which the enforcement of such change, waiver, discharge or termination is sought.

16.5 Time of Essence. Time is of the essence in this Agreement.

16.6 Governing Law. This Agreement shall be construed under the laws of the State of Illinois.

16.7 Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

16.8 Effect of Investigation. Any inspection, preparation or compilation of information or Exhibits or audit of the inventories, properties, financial condition or other matters relating to Seller conducted by or on behalf of Purchaser pursuant to this Agreement shall in no way limit, affect or impair the ability of Purchaser to rely upon the representations, warranties, covenants and agreement of Seller set forth herein.

16.9 Assignment. This Agreement shall not be assignable by any of the parties hereto without the written consent of the other; provided, however, that Purchaser shall have the right to assign its rights and obligations under this Agreement in the event of a Change of Control, and provided further that Seller may assign its rights under this Agreement, including the right to receive Royalties and the Royalty Termination Payment to Member.

(Signature Page Following)

The parties have executed this Agreement effective as of the date first above written.

SELLER:

PCTEL SECURE LLC

By:
Name:
Title:

By:
Name:
Title:

MEMBER:

PC-TEL, INC.

By:
Name:
Title:

PURCHASER:

REDWALL TECHNOLOGIES, LLC

By:
John Rosenstengel, President